1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 15, 2015	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$2.91

Hsinchu, Taiwan, R.O.C., October 15, 2015 - TSMC today announced consolidated revenue of NT$212.51 billion, net income of NT$75.33 billion, and diluted earnings per share of NT$2.91 (US$0.46 per ADR unit) for the third quarter ended September 30, 2015.

Year-over-year, third quarter revenue increased 1.7% while net income and diluted EPS both decreased 1.3%. Compared to second quarter 2015, third quarter results represent a 3.4% increase in revenue, and a 5.1% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue was $6.67 billion, which was essentially flat with the previous quarter but decreased 4.3% year-over-year.

Gross margin for the quarter was 48.2%, operating margin was 36.9%, and net profit margin was 35.4%. Due to the termination of TSMC Solar operation in third quarter, TSMC incurred a loss of NT$2.8 billion, which negatively impacted operating profit margin by about 1.3 percentage points and EPS by about NT$0.08.

Shipments of 16/20-nanometer accounted for 21% of wafer revenues, and 28-nanometer process technology accounted for 27% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 48% of total wafer revenues.

“Due to a more favorable exchange rate between the NT dollar and the US dollar, TSMC’s third quarter revenue exceeded the high end of the guidance given in July,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “The ramp of our 16-nanometer technologies, which started in third quarter, accelerates in fourth quarter and is expected to contribute to fourth quarter revenue more significantly. Based on our current business outlook and exchange rate assumption of 1 US dollar to 32.71 NT dollars, management expects overall performance for fourth quarter 2015 to be as follows”:

●	Revenue is expected to be between NT$201 billion and NT$204 billion;

●	Gross profit margin is expected to be between 47.5% and 49.5%;

●	Operating profit margin is expected to be between 36.5% and 38.5%.

The management also states 2015 capital budget to be about US$8 billion.

TSMC’s 2015 third quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	3Q15 Amount[a]		3Q14 Amount		YoY Inc. (Dec.) %	2Q15 Amount		QoQ Inc. (Dec.) %
Net sales	212,505		209,049		1.7	205,440		3.4
Gross profit	102,336		105,575		(3.1)	99,705		2.6
Income from operations	78,389		84,427		(7.2)	77,069		1.7
Income before tax	83,394		85,376		(2.3)	98,132		(15.0)
Net income	75,330		76,331		(1.3)	79,417		(5.1)
EPS (NT$)	2.91	[b]	2.94	[b]	(1.3)	3.06	[b]	(5.1)

a:	3Q2015 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2015 is expected to be above 9 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com